UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06985P209
(CUSIP Number)

Eric L. Schondorf Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171 (212) 476-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06985P209	13D	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,582,152

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,582,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,582,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
This percentage is calculated based upon 25,825,802 shares of Common Stock outstanding as of December 23, 2016, as reported in the Press Release dated December 22, 2016 filed as Exhibit 99.2 to the Issuer’s Form 8-K filed on December 27, 2016.

CUSIP No. 06985P209	13D	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,582,152

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,582,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,582,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 25,825,802 shares of Common Stock outstanding as of December 23, 2016, as reported in the Press Release dated December 22, 2016 filed as Exhibit 99.2 to the Issuer’s Form 8-K filed on December 27, 2016.

CUSIP No. 06985P209	13D	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
4,582,152

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
4,582,152

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,582,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
This percentage is calculated based upon 25,825,802 shares of Common Stock outstanding as of December 23, 2016, as reported in the Press Release dated December 22, 2016 filed as Exhibit 99.2 to the Issuer’s Form 8-K filed on December 27, 2016.

Item 1. Security and Issuer
This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Basic Energy Services, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 801 Cherry Street, Suite 2100, Fort Worth, Texas 76102.

Item 2. Identity and Background

(a)
This Schedule 13D is being filed jointly by the following (each a “Reporting Person,” and, collectively, the “Reporting Persons”): Ascribe Capital LLC (“Ascribe Capital”); Ascribe III Investments LLC (“Fund III”); and American Securities LLC (“American Securities”). Fund III is the record owner of the Common Stock. Ascribe Capital is the investment manager of Fund III. American Securities is the 100% owner of Ascribe Capital. Each of Ascribe Capital and American Securities may be deemed to share beneficial ownership of the Common Stock reported herein.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of January 3, 2017, a copy of which is attached hereto as Exhibit 1.

(b)	The address of the principal business office of each of the Reporting Persons is 299 Park Avenue, 34th Floor, New York, NY 10171.

(c)
The principal business of each of Ascribe Capital and Fund III is to invest in the securities of companies that may be stressed or undergoing operations, financial, or other challenges, and in securities trading at a discount to intrinsic value. The principal business of American Securities is to provide investment advisory services to a series of private funds.

(d)
During the last five years, none of the Reporting Persons or any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons or any of their respective executive officers or directors was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)
Ascribe Capital and Fund III are each limited liability companies organized under the laws of the State of Delaware. American Securities is a limited liability company organized under the laws of the State of New York.

Item 3. Source and Amount of Funds or Other Consideration

As of January 3, 2017, as reflected in this Schedule 13D, the Reporting Persons beneficially own an aggregate of 4,582,152 shares of Common Stock.  As described in Item 4 below, the shares of Common Stock reported herein were acquired in connection with the Issuer’s chapter 11 case in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).

Item 4. Purpose of Transaction.

Prior to the Effective Date of the Plan (as such terms are defined below), the Reporting Persons or their affiliates were holders of the Issuer’s existing 7.75% senior notes due 2019 and 7.75% senior notes due 2022 (collectively, the “Existing Notes”).  On October 25, 2016, the Issuer and certain of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under chapter 11 of the United States Bankruptcy Code.  The Debtors’ plan of reorganization (as it has been amended, modified and supplemented, the “Plan”) provided for, among other things, the equitization of the Existing Notes into Common Stock.  On December 9, 2016, the Bankruptcy Court entered an order confirming the Plan. As a result, on December 23, 2016 (the “Effective Date”), the claims of the Reporting Persons and their affiliates in respect of their Existing Notes were converted into Common Stock.

The Reporting Persons and certain of their affiliates agreed to participate in the Issuer’s $90 million debtor in possession credit facility prior to the Effective Date.

On the Effective Date, the Debtors consummated the Plan through a series of transactions and the Plan became effective pursuant to its terms. Upon emergence from chapter 11 on the Effective Date, all of the Issuer’s outstanding common stock, par value $0.01 per share, was cancelled and the Issuer authorized 80,000,000 shares of new Common Stock.  In connection with the Plan, as of the Effective Date, the Issuer has expanded its board of directors to include a nominee of the Reporting Persons.

The shares of Common Stock reported herein are held for investment purposes. The Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as otherwise described herein.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer's financial condition, business, operations and prospects, the market price of the Common Stock, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate.

Item 5. Interests in Securities of the Issuer.

(a)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the Common Stock reported herein. There were 25,825,802 shares of Common Stock outstanding as of December 23, 2016, as reported in the Press Release dated December 22, 2016 filed as Exhibit 99.2 to the Issuer’s Form 8-K filed on December 27, 2016. The shares of Common Stock reported herein represents approximately 17.7% of the outstanding Common Stock.

(b)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. Fund III beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,582,152 shares of Common Stock, representing 17.7% of the outstanding shares of Common Stock. Ascribe Capital, as the investment manager to Fund III, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,582,152 shares of Common Stock, representing 17.7% of the outstanding shares of Common Stock. American Securities, as the sole owner of Ascribe Capital, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,582,152 shares of Common Stock, representing 17.7% of the outstanding shares of Common Stock.

(c)	Except as disclosed herein, the Reporting Persons have not effected any transactions in the Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On December 23, 2016, Fund III, along with certain other holders of Common Stock, entered into a Registration Rights Agreement with the Issuer.  Under the Registration Rights Agreement, Fund III has certain demand, shelf and piggyback registration rights relating to the resale of the Issuer’s securities pursuant to which the Issuer is required to use commercially reasonable efforts to effect the registration of such securities on the applicable form and is required to include such securities in such registration or offering on the same terms and conditions as such other securities being registered, as applicable.  A complete copy of the Registration Rights Agreement is attached as Exhibit 10.1 to the Issuer’s Current Report on Form 8-A filed with the Securities and Exchange Commission on December 23, 2016 and is incorporated herein by reference. Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7. Material to Be Filed As Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of January 3, 2017, by and among the Reporting Persons.

Exhibit 2 – Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer's form 8-A filed on December 23, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2017

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer

Exhibit 1

The undersigned hereby agree as follows:

(i)           Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf of each of them; and

(ii)          Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  January 3, 2017

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer